UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 29, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Partial Prepayment of the Loan and amendment to Material Agreement

On June 29, 2023, the Company has made a partial pre-payment of $1.6 million of the $10.0 million principal amount outstanding under the promissory note issued pursuant to the Note Purchase Agreement (as defined below) (the “Promissory Note”). Consequently, the principal amount outstanding under the Promissory Note has been reduced to $8.4 million, as of the date hereof.

Yatra Online, Inc. (the “Company,” “we” or “our”) and MAK Capital Fund, LP (“MAK”), an affiliate of Michael Kaufman, a member of our Board of Directors, entered into the First Amendment (the “First Amendment”) dated June 28, 2023 (the Effective Date) to the Note Purchase Agreement dated October 5, 2022, by and between the Company and MAK (“Note Purchase Agreement”) to increase the amount of indebtedness, the Company and the Subsidiaries (as defined in the Note Purchase Agreement) can incur without MAK’s consent, from $15,000,000 to $18,000,000 (subject to certain exclusions as provided in the Note Purchase Agreement as amended via the First Amendment).

The foregoing description of the First Amendment is only a summary and is qualified in its entirety by reference to the First Amendment attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	First Amendment to Note Purchase Agreement, dated June 28, 2023, between Yatra Online, Inc. and MAK Capital Fund, LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 30, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer